

April 17, 2012

Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

> **Re:** **Champion Industries, Inc.**
> **Form 10-K for the year ended October 31, 2011**
> **Filed January 30, 2012**
> **File No. 000-21084**

Dear Mr. Fry:

We have reviewed your response dated April 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Accounting Firm, page F-2

1. The audit report on your financial statements does not clearly communicate whether or not there is substantial doubt about your ability to continue as a going concern for a reasonable period of time. See AU Section 341.02. Additionally, the last paragraph of the audit report, on page F-3, discusses the uncertainties you face in the event you are unable to comply with your financial covenants by April 30, 2012, but it is unclear whether or not your auditor has made the evaluation required by AU Section 341.03. Please amend the filing to include a revised audit report that clearly communicates the auditor's conclusion with respect to its evaluation. For guidance, see AU Sections 341.12 and 341.13.

2. If your auditor concludes that substantial doubt about your ability to continue as a going concern exists, and that conclusion is expressed using the language suggested in AU Section 341.12, please revise your MD&A to discuss the existence of such language and to ensure

that all related disclosures, including those set forth in AU Section 341.10, have been made. In this regard, address the potential consequences to your operations if, for whatever reason, you are unable to refinance or repay your debt obligations (or identify and accomplish any other remedial alternatives).

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief